EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No.’s 333-113889 and 333-162558 on Form S-8 and to the use of our reports dated March 31, 2011 relating to (1) the consolidated financial statements of Brigus Gold Corp. (the “Company”) (which report expressed an unqualified opinion on the financial statements and included an emphasis of matter paragraph referring to existence of conditions and events that may cast significant doubt about the Company’s ability to continue as a going concern) and (2) the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 31, 2011